SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to             .

Commission File Number 001-07845

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEGGETT & PLATT, INCORPORATED

STOCK BONUS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEGGETT & PLATT, INCORPORATED

NO. 1 LEGGETT ROAD

CARTHAGE, MISSOURI 64836

REQUIRED INFORMATION

LEGGETT & P LATT, INCORPORATED

STOCK BONUS PLAN

December 31, 2006 and 2005

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Leggett & Platt, Incorporated

Stock Bonus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Leggett & Platt, Incorporated Stock Bonus Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

St. Louis, MO

June 26, 2007

Leggett & Platt, Incorporated

Stock Bonus Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2006	2005
ASSETS

Investments, at market value	$138,439,066	$133,603,014

Receivables
Company contributions	1,989,956	2,160,893
Participant contributions	23,603	182,545
Accrued investment income	883,890	852,033
Due from broker	—	4,006

Total receivables	2,897,449	3,199,477

Total assets	141,336,515	136,802,491

LIABILITIES

Due to Broker	71,276	—

Total liabilities	71,276	—

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	141,265,239	136,802,491
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	23,583	—

NET ASSETS AVAILABLE FOR BENEFITS	$141,288,822	$136,802,491

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated

Stock Bonus Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,

	2006	2005
Additions
Investment income (loss)
Net appreciation (depreciation) in value of investments	$5,875,387	$(28,445,313)
Dividends	4,065,640	3,569,316
Interest	93,546	122,517

Net investment income (loss)	10,034,573	(24,753,480)

Contributions
Company	4,017,615	4,169,861
Participant	4,156,466	4,310,876

Contributions	8,174,081	8,480,737

Total additions (deductions)	18,208,654	(16,272,743)

Deductions
Benefit payments	13,722,323	17,835,905

Total deductions	13,722,323	17,835,905

Net increase (decrease)	4,486,331	(34,108,648)

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF PERIOD	136,802,491	170,911,139

END OF PERIOD	$141,288,822	$136,802,491

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE A – DESCRIPTION OF PLAN

The following description of the Leggett & Platt, Incorporated (L&P or the Company) Stock Bonus Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering employees of L&P, certain subsidiaries and affiliates who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan qualifies as an Employee Stock Ownership Plan (ESOP).

Eligibility of Employees

Eligible employees are defined as non-bargaining employees at branches covered by the Plan or employees who are members of a collective bargaining unit, the representatives of which have successfully bargained for inclusion in the Plan. Eligible employees can begin participation in the Plan on the first day of January or July following the completion of one year and 1000 hours of service. Eligible employees with compensation in excess of the applicable compensation base may participate in the “fixed percentage component” of the Plan. Employees not meeting minimum compensation requirements may participate in the “fixed dollar component” of the Plan. Employees considered “highly compensated” under Section 404(q) of the Internal Revenue Code of 1986 are not eligible to participate.

Contributions

Employees participating in the “fixed percentage component” of the Plan make contributions of a percentage of annual compensation in excess of a base amount as defined in the Plan agreement. Employees participating in the “fixed dollar component” of the Plan make contributions from $5 to $20 each pay period. Participants in the Plan meeting certain requirements may elect to invest a portion of their account into L&P stock or any of the other investment funds.

L&P is required to make contributions to the Plan equal to 50% of the amounts contributed by participants. Additionally, for any year in which certain profitability levels have been attained, as defined by the Plan, L&P may make an additional contribution in an amount not to exceed 50% of the participants’ contributions during such year. Company contributions, when made, are primarily in the form of common stock.

The Plan is designated as a pre-tax plan for employee contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution and Plan earnings.

Vesting and Distributions

The Plan has adopted a vesting method under which Company contributions will vest after the participant has completed three years of service. At December 31, 2006 and 2005, forfeited non-vested accounts totaled $6,431 and $0, respectively. These accounts will be used to reduce future employer contributions. Also, in 2006, employer contributions were reduced by $70,483 from forfeited non-vested accounts. Upon retirement, death or disability, participants or their beneficiaries are entitled to the full value of their account, including Company contributions. Upon termination of employment for other reasons, participants are entitled to receive the full value of their account representing participant contributions and the vested portion of their account representing Company contributions. In-service withdrawals are allowed by participants after reaching age 59 1/2.

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A – DESCRIPTION OF PLAN - CONTINUED

Plan Trustee

The Plan trustee, as sole trustee of the Plan, holds all Plan assets and pays benefits in accordance with information submitted by L&P, the Plan administrator. The Plan trustee from 1/1/05 – 8/31/06 was The Bank of New York. The Plan trustee from 9/1/06 – 12/31/06 was Wachovia Bank, N.A.

Administrative Expenses

Administrative expenses are paid directly by L&P and are not reflected in the financial statements of the Plan.

Plan Termination

Although it has not expressed any intent to do so, L&P has the right, by action of its Board of Directors, to terminate the Plan at any time. In the event of termination, participant accounts will immediately become 100% vested.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.

New Accounting Pronouncement

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts from fair value to contract value. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

The market value of common stocks and mutual funds is based upon quoted market price as of the close of business on the last day of the year. Common trust funds are valued at the reported unit value, which is derived from the market value of the underlying investments. Purchases and sales of investments are recorded on a trade-date basis. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE B – SUMMARY OF ACCOUNTING POLICIES - CONTINUED

Investment Contracts

The Plan holds investments in both traditional, general fixed maturity synthetic and constant duration synthetic guaranteed investment contracts (GICs) as part of the Wachovia Diversified Stable Value Fund. These investments are presented at fair value on the table of the investments held in the Plan (Schedule H).

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of investors. The total return of the segregated account assets supports the separate account GIC return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Synthetic GICs consist of a portfolio of securities owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest rate of not less than 0%.

The fund uses two primary crediting rate calculations for separate account and synthetic contracts. Both methods use current market value of underlying bonds, expected yield to maturity on underlying bonds, average duration of the portfolio, and the wrap contract value to calculate the interest crediting rate. The interest crediting rate is the incremental interest rate in excess of the expected bond yields required for the future value of the bond portfolio to equal the contract value at the termination of the wrap contract. The net crediting rate reflects fees paid to wrap (synthetic) contract issuers.

Primary variables impacting future crediting rates of separate account and synthetic GICs include the following: (i) current yield of the assets within the wrap contract; (ii) duration of the assets covered by the wrap contract; (iii) existing difference between the market value and contract value of assets within the wrap contract. Traditional fixed-rate GICs do not experience fluctuating crediting rates.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the fund documents or fund’s administration; (ii) changes to fund’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the fund or its merger with another fund; (iv) the failure of the fund or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the fund, the redemption of all or a portion of the interests in the fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the fund or participating plans, and (vii) the delivery of any communication to plan participants designed to influence a participant not to invest in the fund. At this time, the fund does not believe that the occurrence of any such market value event which would limit the fund’s ability to transact at contract value with participants is probable.

The GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.

The average yield based on actual earnings was 5.27% at December 31, 2006. The average yield based on interest rate credited to participants was 4.83% at December 31, 2006.

Income Taxes

The Plan is a qualified tax-exempt plan under the Internal Revenue Code (IRC) and, therefore, is exempt from federal and state income taxes. A favorable determination letter was received on December 30, 2005 for amendments dated January 2, 2004 and before. Amendments have been made to the Plan subsequent to that date and L&P has applied for a new determination letter. L&P believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and conforms to the requirements of ERISA.

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE C – INVESTMENTS

The following investments represent 5 percent or more of the Plan’s net assets:

	December 31,
	2006	2005
Leggett & Platt, Incorporated common stock, 5,160,077 and 5,211,020 shares, respectively *	$123,325,840	$119,645,019

*	Nonparticipant-directed

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2006	2005
Common Stock	$4,768,160	$(28,951,669)
Investment Funds	1,107,227	506,356

	$5,875,387	$(28,445,313)

NOTE D – NONPARTICIPANT-DIRECTED INVESTMENTS

Net assets (including investments and receivables) relating to the nonparticipant-directed investments were $126,223,107 and $122,856,977 as of December 31, 2006 and 2005, respectively. The significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	Year Ended December 31,
	2006	2005
Changes in Net Assets:
Net appreciation (depreciation)	$4,768,160	$(28,951,669)
Dividends	3,506,579	3,342,637
Company contributions	4,017,615	4,169,861
Participant contributions	4,108,389	4,273,037
Benefit payments	(11,338,666)	(13,342,914)
Net transfers out	(1,710,981)	(1,476,910)
Other	15,070	9,240

	$3,366,166	$(31,976,718)

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE E – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$141,288,822	$136,802,491
Amounts allocated to withdrawing participants	—	(460,924)

Net assets available for benefits per Form 5500	$141,288,822	$136,341,567

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

Year Ended December 31, 2006
Benefits paid to participants per the financial statements	$13,722,323
Add: Amounts allocated to withdrawing participants at December 31, 2006	—
Less: Amounts allocated to withdrawing participants at December 31, 2005	(460,924)

Benefits paid to participants per Form 5500	$13,261,399

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE F – PARTIES-IN-INTEREST TRANSACTIONS

Certain Plan investment purchases and sales include shares of Leggett & Platt, Incorporated common stock and units of participation in collective employee benefit trust funds and short-term funds of The Bank of New York Trust Company and Wachovia Retirement Services during the years ended December 31, 2006 and 2005, respectively.

At December 31, 2006 and 2005, the Plan held shares of Leggett & Platt, Incorporated common stock with total fair values of $123,325,840 and $119,645,019, respectively.

At December 31, 2005, the Plan held units of Bank of New York Collective Short Term Investment Fund with a total fair value of $3,044,750.

At December 31, 2006, the Plan held units of various Wachovia Diversified Stock Funds with total fair values of $5,198,125.

SUPPLEMENTAL SCHEDULE

Leggett & Platt, Incorporated

Stock Bonus Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of Issuer	(c) Description of investment	(e) Current value (1)
*	Leggett & Platt, Incorporated	Common stock	#	$123,325,840
	Van Kampen	Van Kampen Equity and Inc Fund		3,887,985
	Dodge & Cox	Dodge & Cox Stock Fund		3,870,542
*	Wachovia Bank, N.A.	Enhanced Stock Market Fund of Wachovia		2,022,183
*	Wachovia Bank, N.A.	Wachovia Diversified Stable Value Fund		1,964,916
	Dreyfus	Dreyfus Midcap Index Fund		1,813,831
*	Wachovia Bank, N.A.	Diversified Bond Fund of Wachovia		1,211,026
	Cash	Cash		84,662
	American	American - The Growth Fund of America		71,329
	William Blair	William Blair Intl Growth Fund		55,767
	Davis	Davis New York Venture Fund		52,420
	Goldman Sachs	Goldman Sachs Struct Intl Equity Fund		45,744
	American Century	American Century Large Co Fund		21,758
	American Century	American Century Small Co Fund		11,063

	Total investments at fair value			138,439,066
	Adjustment from fair value to contract value for fully benefit-responsive investments contracts			23,583

	Total			$138,462,649

(1)	See Note B of Notes to Financial Statements regarding carrying value of investments.
*	Investments in securities of parties-in-interest to the Plan.
#	Represents non-participant directed funds. The cost basis of this fund is $74,051,686.

Exhibit List.

Exhibit 23     Consent of PricewaterhouseCoopers LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LEGGETT & PLATT, INCORPORATED STOCK BONUS PLAN

Date: June 27, 2007	By:	/s/ JOHN G. MOORE
John G. Moore
Vice President – Corporate Affairs and Plan Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Document Description
Exhibit 23	Consent of PricewaterhouseCoopers LLP